                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                 --------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

                    INFORMATION TO BE INCLUDED IN STATEMENTS
                       FILED PURSUANT TO RULE 13d-1(a) AND
                      AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)



                            ARV Assisted Living, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                      Common Stock, no par value per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    00204C107
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                               Douglas M. Pasquale
                          c/o ARV Assisted Living, Inc.
                              245 Fischer Ave., D-1
                              Costa Mesa, CA 92626
                                 (714) 751-7400
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  July 1, 2002
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box / /.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.



         (1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the "Act"), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         (Continued on following pages)




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
CUSIP No. 00204C107                                       13D              Page       2      of     5      Pages
         ----------------------------------                                     ------------    ----------


--------------------------------------------------------------------------------------------------------------------
1         NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)


          DOUGLAS M. PASQUALE
--------------------------------------------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                                  (a) | |
                                                                                                             (b) | |

--------------------------------------------------------------------------------------------------------------------
3         SEC USE ONLY

--------------------------------------------------------------------------------------------------------------------
4         SOURCE OF FUNDS*

          NOT APPLICABLE
--------------------------------------------------------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEM 2(d) or 2(e)                                                                                      | |

--------------------------------------------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

          UNITED STATES OF AMERICA

--------------------------------------------------------------------------------------------------------------------
 NUMBER OF                  7     SOLE VOTING POWER                                                        1,137,780
  SHARES                   -----------------------------------------------------------------------------------------
BENEFICIALLY                8     SHARED VOTING POWER                                                              0
 OWNED BY                  -----------------------------------------------------------------------------------------
   EACH                     9     SOLE DISPOSITIVE POWER                                                   1,137,780
 REPORTING                 ------------------------------------------------------------------------------------------
PERSON WITH                10     SHARED DISPOSITIVE POWER                                                         0
--------------------------------------------------------------------------------------------------------------------

11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          1,137,780
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12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*                                                                                        | |

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13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          6.5%
--------------------------------------------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON*

          IN
--------------------------------------------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!



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CUSIP No. 00204C107                  13D                       Page 3 of 5 Pages


ITEM 1.           SECURITY AND ISSUER.

         The class of equity securities to which this joint statement on
Schedule 13D relates is the common stock, no par value (the "Common Stock"), of ARV Assisted Living, Inc. (the "Issuer"), a Delaware corporation with its principal executive offices at 245 Fischer Ave., D-1, Costa Mesa, CA 92626.

ITEM 2.           IDENTITY AND BACKGROUND.

         (a) This statement is being filed by Douglas M. Pasquale as the direct beneficial owner of the Common Stock (the "Reporting Person" or "Pasquale").

         (b) The business address of the Reporting Person is c/o ARV Assisted Living, Inc., 245 Fischer Ave., D-1, Costa Mesa, CA 92626.

         (c) Pasquale is the chairman and chief executive officer of the Issuer, whose address is 245 Fischer Ave., D-1, Costa Mesa, CA 92626.

         (d) During the last five years, the Reporting Person has not been convicted in a criminal proceeding.

         (e) During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of which was or is subject to a judgement, decree or final order enjoining future violations of or prohibiting or mandating activity subject to Federal or State securities laws or finding any violation with respect to such laws.

         (f) The Reporting Person is a citizen of the United States of America.

ITEM 3.           SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         The Reporting Person became such due to the vesting of stock options to purchase Common Stock; therefore, no funds were used to acquire Common Stock at that time.

ITEM 4.           PURPOSE OF TRANSACTION.

         The primary purpose of Pasquale's acquisition of shares of Common Stock was as an investment. In addition, the vast majority of Pasquale's beneficial ownership of Common Stock is due to vested options to purchase Common Stock, which were granted to Pasquale by the Issuer as compensation. Pasquale may from time to time purchase or sell shares of Common Stock to increase or decrease his holdings in the Issuer.



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CUSIP No. 00204C107                  13D                       Page 4 of 5 Pages

         The Reporting Person does not have any present plans or proposals which relate to or would result in any transaction, change or event specified in clauses (a) through (j) of Item 4 of Schedule 13D.

ITEM 5.           INTEREST IN SECURITIES OF THE ISSUER.

         (a) The Reporting Person is the direct beneficial owner of 1,137,780 shares of Common Stock, representing approximately 6.52% of the voting power of the outstanding Common Stock based upon 17,459,689 shares of Common Stock outstanding as of October 20, 2002, as set forth in the Issuer's 10-Q filed on November 14, 2002.

         (b) The Reporting Person has the power to vote or direct the vote, and the power to dispose or direct the disposition, of 1,137,780 shares of Common Stock.

         (c) No transactions in the Issuer's securities have occurred within the last sixty days by the Reporting Person.

         (d) No one other than the Reporting Person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock owned by him.

         (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         The Reporting Person has no contracts, arrangements, understandings or relationships with respect to Common Stock owned by him.

ITEM 7.           MATERIAL TO BE FILED AS EXHIBITS.

         None.



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CUSIP No. 00204C107                  13D                       Page 5 of 5 Pages


                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                           Date: December 12, 2002


                                           /s/ Douglas M. Pasquale
                                           -------------------------------
                                           Douglas M. Pasquale